

Sander Reynolds · 3rd

Experienced Business Leader

Wayland, Massachusetts, United States · Contact info

500+ connections

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CROSSNET

New England College

Activity

695 followers

Sander Reynolds commented on a post • 2w

Rare chance to get on a ROCKET! 🚀

48 — 15 comments • 4 shares

Sander Reynolds commented on a post • 3mo

Congrats Jake!

89 — 44 comments

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Experience

Chief Operating Officer
CROSSNET · Full-time
Dec 2021 - Present · 9 mos
Wayland, Massachusetts, United States

General Manager
Sander Reynolds Consulting LLC · Self-employed
Jan 2009 - Present · 13 yrs 8 mos
Wayland MA

Sander Reynolds Consulting specializes in the sourcing, standards compliance, design and development of footwear and sporting goods. ...see more

Sporting Goods Product Development | Sander Reynolds Consulting | United States
Sporting goods and helmet product development Sander Reynolds Consulting

VP, Product Development
Xenith
Mar 2010 - Feb 2014 · 4 yrs
Lowell, MA

Manage all aspects of product development, quality and certification.

Senior Project Manager
Artisent Inc
Feb 2007 - Dec 2008 · 1 yr 11 mos

Manage design and development projects from concept to production. Artisent specializes in helmet develpment and has developed more than 20 helmets for various commercial and military projects.

Director of Product Development
Brine Corp
Nov 2001 - Jan 2007 · 5 yrs 3 mos

Managed the product development of lacrosse, soccer, and field hockey products.

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Education

New England College
1988 - 1991

Skills

Product Development

Endorsed by Leonardo Pais and 3 others who are highly skilled at this

Endorsed by 4 colleagues at Xenith

50 endorsements

Product Design

Endorsed by Steve Copeland and 2 others who are highly skilled at this

Endorsed by 2 colleagues at Xenith

31 endorsements

Sporting Goods

Endorsed by Chris Monzidelis who is highly skilled at this

Endorsed by 2 colleagues at Xenith

19 endorsements

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Recommendations

Received Given

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Recommendations that Sander receives will appear here.

Patents

Shock absorbers for protective body gear

US US8814150 B2 · Issued Dec 14, 2011

Shock absorbers for integration into protective structures generally take the form of hollow, fluid-filled, compressible cells. In various embodiments, the cell enclosure includes one or more orifices, or vents, ...see more

Other inventors

Sports glove with 3-dimensional finger portion

US US20120131714 A1 · Issued Nov 30, 2010

A glove having a hand portion including a palmer region and a dorsal region with a finger portion and a thumb portion extending outwardly from the hand portion. The finger portion includes a first finger member f ...see more

Other inventors

Sports glove with an elastically joined palm

US US20120131716 A1 · Issued Nov 30, 2010

A sports glove having a hand portion including a dorsal region and a palmer region. A finger portion and thumb portion extend outwardly from the hand portion. The palmer region has a lower edge that extends bet\ ...see more

Other inventors

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Interests

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Sara Blakely · 3rd

Founder of SPANX

1,940,183 followers